EXHIBIT 12

   SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED
        SUBSIDIARIES RATIOS OF EARNINGS TO FIXED CHARGES
                   (Thousands of Dollars)

                                                                    Year Ended December 31,                 Twelve
                                              ----------------------------------------------------------  Months Ended
                                                 1990        1991        1992        1993        1994     March 31, 1995
EARNINGS BEFORE INCOME TAXES                  --------- ------------ ----------- ----------- -----------  --------------
  AND FIXED CHARGES:

Income before interest expense (1)           $1,289,320  $1,172,285  $1,190,051  $1,127,275  $1,081,800    $1,096,561
Add:
  Taxes on income (2)                           489,148     412,922     443,548     408,033     452,091       468,257
  Rentals (3)                                     8,840       7,539       4,460       3,463       3,512         3,815
  Allocable portion of interest
   on long-term Contracts for
   the purchase of power (4)                     10,600       1,925       1,908       1,890       1,870         1,865
  Spent nuclear fuel interest (6)                 1,994       1,683       1,339         487          68            19
  Amortization of previously capitalized
   fixed charges                                 33,910      31,149      22,344       4,878       2,271         2,132
                                             ----------  ----------  ----------  ----------  ----------    ----------
Total earnings before income
  taxes and fixed charges (A)                $1,833,812  $1,627,503  $1,663,650  $1,546,026  $1,541,612    $1,572,649

FIXED CHARGES:
  Interest and amortization                  $  552,567  $  542,732  $  517,142  $  449,230  $  443,219    $  450,265
  Rentals (3)                                     8,840       7,539       4,460       3,463       3,512         3,815
  Capitalized fixed charges -
   nuclear fuel (5)                               5,261       2,654         873         978         254           721
  Allocable portion of interest on
   long-term contracts for
   the purchase of power (4)                     10,600       1,925       1,908       1,890       1,870         1,865
  Spent nuclear fuel interest (6)                 1,994       1,683       1,339         487          68            19
                                              ----------  ----------  ----------  ----------  ----------    ---------
Total fixed charges (B)                      $  579,262  $  556,533  $  525,722  $  456,048  $  448,923    $  456,685

RATIO OF EARNINGS TO
  FIXED CHARGES (B):                               3.17        2.92        3.16        3.39        3.43          3.44
                                              ==========  ==========  ==========  ==========  ==========    =========

(1) Includes allowance for funds used during construction and accrual of unbilled revenue.
(2) Includes allocation of federal income and state franchise taxes to other income.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5) Includes fixed charges associated with the Nuclear Fuel.
(6) Represents interest on spent nuclear fuel disposal obligation.